UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No.     )

Momo Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

60879B 10 7

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879B 10 7

1.	Names of Reporting Persons Matrix Partners China II Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,970,897 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,970,897 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,970,897 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by Matrix Partners China II Hong Kong Limited (“Matrix HK”), Matrix Partners China II, L.P. (“Matrix China II”), Matrix Partners China II-A, L.P. (“Matrix China II-A”), Matrix China Management II, L.P. (“Matrix Management”), Matrix China II GP GP, Ltd. (“Matrix GP”) and Yibo Shao (“Shao,” collectively, with Matrix HK, Matrix China II, Matrix China II-A, Matrix Management and Matrix GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(3)	Each Class A ordinary share has a par value of US$0.0001. Percentage is based on 377,756,110 Class A and Class B ordinary shares issued and outstanding as reported in the Issuer’s 424B4 filed with the Securities and Exchange Commission (“SEC”) on December 11, 2014.

CUSIP No. 60879B 10 7

1.	Names of Reporting Persons Matrix Partners China II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,970,897 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,970,897 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,970,897 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(3)	Each Class A ordinary share has a par value of US$0.0001. Percentage is based on 377,756,110 Class A and Class B ordinary shares issued and outstanding as reported in the Issuer’s 424B4 filed with SEC on December 11, 2014.

CUSIP No. 60879B 10 7

1.	Names of Reporting Persons Matrix Partners China II-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,970,897 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,970,897 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,970,897 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(3)	Each Class A ordinary share has a par value of US$0.0001. Percentage is based on 377,756,110 Class A and Class B ordinary shares issued and outstanding as reported in the Issuer’s 424B4 filed with SEC on December 11, 2014.

CUSIP No. 60879B 10 7

1.	Names of Reporting Persons Matrix China Management II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,970,897 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,970,897 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,970,897 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(3)	Each Class A ordinary share has a par value of US$0.0001. Percentage is based on 377,756,110 Class A and Class B ordinary shares issued and outstanding as reported in the Issuer’s 424B4 filed with SEC on December 11, 2014.

CUSIP No. 60879B 10 7

1.	Names of Reporting Persons Matrix China II GP GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,970,897 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,970,897 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,970,897 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(3)	Each Class A ordinary share has a par value of US$0.0001. Percentage is based on 377,756,110 Class A and Class B ordinary shares issued and outstanding as reported in the Issuer’s 424B4 filed with SEC on December 11, 2014.

CUSIP No. 60879B 10 7

1.	Names of Reporting Persons Yibo Shao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,970,897 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,970,897 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,970,897 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(3)	Each Class A ordinary share has a par value of US$0.0001. Percentage is based on 377,756,110 Class A and Class B ordinary shares issued and outstanding as reported in the Issuer’s 424B4 filed with SEC on December 11, 2014.

CUSIP No. 60879B 10 7

Item 1.

(a)	Name of Issuer

Momo Inc.

(b)	Address of Issuer’s Principal Executive Offices

20/F, BLOCK B, TOWER 2, WANGJING SOHO

NO.1 FUTONGDONG STREET,CHAOYANG DISTRICT

BEIJING 100102

Item 2.

(a)	Name of Person Filing

Matrix Partners China II Hong Kong Limited (“Matrix HK”)

Matrix Partners China II, L.P. (“Matrix China II”)

Matrix Partners China II-A, L.P. (“Matrix China II-A”)

Matrix China Management II, L.P. (“Matrix Management”)

Matrix China II GP GP, Ltd. (“Matrix GP”)

Yibo Shao (“Shao”)

(b)	Address of Principal Business Office or, if none, Residence

Matrix Partners China II Hong Kong Limited

Suite 3701, 37/F., Jardine House

1 Connaught Place, Central

Hong Kong, China

Matrix Partners China II, L.P.

Matrix Partners China II-A, L.P.

Matrix China Management II, L.P.

Matrix China II GP GP, Ltd.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Yibo Shao

Suite 08, 20th Floor, One International Finance Centre

1 Harbour View Street, Central

Hong Kong, China

(c)	Citizenship

Matrix Partners China II Hong Kong Limited: Hong Kong

Matrix Partners China II, L.P.: Cayman Islands

Matrix Partners China II-A, L.P.: Cayman Islands

Matrix China Management II, L.P.: Cayman Islands

Matrix China II GP GP, Ltd.: Cayman Islands

Yibo Shao: People’s Republic of China

(d)	Title of Class of Securities

Class A ordinary shares, par value US$0.0001 per share (“Class A ordinary shares”)

(e)	CUSIP Number

60879B 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014:

Reporting Persons	Class A Ordinary Shares Held Directly (1)	Class B Ordinary Shares Held Directly (1)	ADS Held Directly (1)(3)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
Matrix HK	65,970,897	0	0	65,970,897	65,970,897	65,970,897	17.5%
Matrix China II	0	0	0	65,970,897	65,970,897	65,970,897	17.5%
Matrix China II-A	0	0	0	65,970,897	65,970,897	65,970,897	17.5%
Matrix Management (2)	0	0	0	65,970,897	65,970,897	65,970,897	17.5%
Matrix GP (2)	0	0	0	65,970,897	65,970,897	65,970,897	17.5%
Shao (2)	0	0	0	65,970,897	65,970,897	65,970,897	17.5%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2014.
(2)	Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(3)	Each Class A ordinary share has a par value of US$0.0001. Percentage is based on 377,756,110 Class A and Class B ordinary shares issued and outstanding as reported in the Issuer’s 424B4 filed with the SEC on December 11, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits:

Exhibit I:	Joint Filing Agreement by and among Matrix Partners China II Hong Kong Limited, Matrix Partners China II, L.P., Matrix Partners China II-A, L.P., Matrix China Management II, L.P., Matrix China II GP GP, Ltd. and Yibo Shao.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

MATRIX PARTNERS CHINA II HONG KONG LIMITED
By: Matrix Partners China II, L.P.
By: Matrix China Management II, L.P.
By: Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA II, L.P.
By: Matrix China Management II, L.P.
By: Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA II-A, L.P.
By: Matrix China Management II, L.P.
By: Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT II, L.P.
By: Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA II GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao
YIBO SHAO